Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

September 4, 2020

Ms. Heather Clark

Mr. Martin James

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prime Impact Acquisition I Registration Statement on Form S-1 Filed August 12, 2020 File No. 333-245043

Dear Ms. Clark and Mr. James:

This letter is submitted on behalf of Prime Impact Acquisition I (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 submitted on August 12, 2020 (the “Registration Statement”), as set forth in the Staff’s letter dated August 21, 2020 to Mark Long, Co-Chief Executive Officer and Chief Financial Officer (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

Form S-1 filed August 12, 2020

Financial Statements

Notes to Financial Statements

Note 1. Description of Organization, Business Operations and Basis of Presentation, page F-7

1.                  We note from the second paragraph that “the company has minimal activities from July 21, 2020 (inception) through June 30, 2020.” As June 30, 2020 precedes the date of inception, please revise to reflect the correct date through which you have had minimal activities.

Response to Comment No. 1.

The Company has revised its disclosure in response to the comment.

* * * * *

Ms. Heather Clark

Mr. Martin James

Securities and Exchange Commission

September 4, 2020

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon

cc:	Mark Long, Co-Chief Executive Officer and Chief Financial Officer, Prime Impact Acquisition I